Maven Global Markets Trading LLP SEC File No. 8-70825
For the Year Ended June 30, 2025

Annual Audited Report with
Report of Independent Registered Public Accounting Firm

Confidential Pursuant to Rule 17a5(e) under the Securities and Exchange Act of
1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70825

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2024** AND ENDING **06/30/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Maven Global Markets Trading LLP**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 W LAKE ST, STE. 4650

(No. and Street)

CHICAGO	**Illinois**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivan Koedjikov   **312-216-0272**

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

09/24/2003   **49**

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ivan Koedjikov, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maven Global Markets Trading LLP, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

[signature]
Notary Public

"OFFICIAL SEAL"
YURIXY ZAMORA
NOTARY PUBLIC, STATE OF ILLINOIS
COMMISSION NO. 985165
MY COMMISSION EXPIRES 1/9/2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Maven Global Markets Trading LLP
For the Year Ended June 30, 2025

Contents



Report of Independent Registered Public Accounting Firm

Members
Maven Global Markets Trading LLP

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Maven Global Markets Trading LLP (the Company) as of June 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
September 25, 2025



Maven Global Markets Trading LLP
Statement of Financial Condition
June 30, 2025

	2025
	$
Assets	
Cash	4,532
Financial assets at fair value	6,239,045,151
Due from broker, net	73,568,859
Exchange memberships at cost (fair value of $727,500)	727,500
Other assets	224,417
Total assets	**6,313,570,459**
Liabilities and members' capital	
Liabilities	
Accounts payable, accrued expenses and other liabilities	1,239,388
Financial liabilities at fair value	6,195,872,004
Amounts due to group companies, net	73,283,102
Total liabilities	**6,270,394,494**
Members' capital	**43,175,965**
Total liabilities and members' capital	**6,313,570,459**

See Notes to Financial Statements.

1. Organization and Nature of Business

Maven Global Markets Trading LLP ('MGMT' or the Company) is a limited liability partnership incorporated in England and Wales. Maven Securities Limited (MSL or the Ultimate Parent), a United Kingdom (UK) tax resident incorporated in Jersey, is the ultimate parent, whilst Maven Global Markets Trading GP Limited and Maven Global Markets LLP, both incorporated in the UK are the members. The Company is part of the wider Maven Group (the Group). The term group refers to Maven Securities Limited and its subsidiary companies (Affiliates).

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and primarily engages in market making and liquidity provision of exchange-traded securities and futures in the form of index options and futures contracts. The Company is a member of the Chicago Board Options Exchange (CBOE), the CBOE Futures Exchange (CFE), and the CME Group. The Company does not trade on behalf of customers, but rather, effects transactions for its own account with counterparties on organized exchanges by utilizing clearing firms.

The Members have prepared the financial statements on a going concern basis. During the year, the Company achieved profitability for the first time, reflecting the progress made in scaling its operations and transitioning out of its initial growth phase.

The Members have considered the Company's forecasts, projected cash flows, and liquidity position for a period of at least 12 months from the date of signing these financial statements. Based on this assessment, the Members believe the Company has sufficient resources to continue in operational existence and to meets its obligations as they fall due.

2. Significant Accounting Policies

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and is stated in United States Dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Segment Reporting:

The Company is engaged in a single line of business as a broker-dealer and options market maker with business activities limited to proprietary trading of exchange-traded equity options, futures contracts, and options on futures contracts. The Company has identified its Management Team, which comprises the Company's Chief Executive Officer and Chief Compliance Officer, as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 9) to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activity using information of the Company as a whole. The accounting policies used to measure net capital of the segment are the same as those described in the summary of significant accounting policies. The segment results are reflected in the financial statements reported herein.

Due to/from Broker:

Receivables from and payables to broker consist of cash accounts, trades pending settlement and unrealized gains and losses on future contracts, amounts borrowed on margin, amounts owed or collectible on unsettled transactions, and interest receivable or payable. Futures transactions are recorded in receivables from and payables to broker in the statement of financial condition, netted by clearing organization. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. The Company's trades and contracts are cleared through a broker-dealer and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at the rates of exchange prevailing at the dates of the transaction.

Current Expected Credit Losses

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash receivable from clearing broker-dealer. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets at June 30, 2025. The Company continually reviews the credit quality of its counterparties.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments at June 30, 2025.

Cash

The Company considers highly liquid instruments purchased with an original maturity of three months or less and that are not held in the ordinary course of its trading business to be cash equivalents. Cash consist of non-interest-bearing bank accounts and interest-bearing bank accounts. The Company places its cash with financial institutions, and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Rebates

The Company received rebates consisting of volume discounts, credits or payments received from exchanges and/or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace.

Financial assets and liabilities at fair value

Financial assets and liabilities include securities owned and derivative assets and securities sold, not yet purchased and derivative liabilities and related revenues and expenses are recorded on a trade-date basis. Financial assets and liabilities are stated at market or fair value generally based on quoted market prices.

The Company enters into exchange-traded derivative contracts for trading purposes. Exchange-traded derivatives include securities and futures in the form of index options and futures contracts. Exchange-traded derivatives are recorded at fair value. The Company values exchange-traded derivatives at the closing settlement price for futures contracts and, generally, the mid-point between the best bid and the best offer for options contracts as determined by the primary exchange or clearing corporation.

Interest Income and Expense

Interest income and expense are recorded on the accrual basis.

3. Due from Broker, net

Due from Broker, net at June 30, 2025, consist of the following:

	Receivables
	$
Cash	269,965,184
Unsettled transactions	(107,016,737)
Future open trade equity	(89,379,588)
	73,568,859

Financial assets held at the Company's clearing broker collateralize Financial liabilities and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements.

4. Fair Value Measurements

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, Disclosures About Fair Value of Financial Instruments, approximates the carrying amounts presented on the statement of financial condition.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.

FASB ASC Topic 820 clarifies how restrictions on the sale or use of an asset should be considered in determining fair value. To the extent that a legal or contractual restriction is specific to the security and, therefore, would transfer with the security upon sale to another market participant, then, it would be appropriate to consider such restriction in the determination of fair value of the security.

The hierarchy established under FASB ASC Topic 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As required by FASB ASC Topic 820, the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and their applicability to the Company's financial instruments are described below:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data.

- Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company.

The Company considers observable data to be the market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instruments.

Securities whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, generally include, without limitation, active listed equities. The Company trades exchange-traded derivative instruments. Exchange-traded derivatives, such as futures, equity and index options, and options on futures contracts are valued using exchange settlement prices and are typically classified within Level 1 of the fair value hierarchy.

The following table presents the financial instruments carried on the statement of financial condition by financial instrument type and by level within the valuation hierarchy as of June 30, 2025:

	Level 1
	$
Assets	
Financial assets at fair value:	
Equity options	5,297,220,097
Options on futures	941,825,054
	6,239,045,151
Due from broker, net	
Futures open trade equity	(89,379,588)
Total assets	**6,149,665,563**
Liabilities	
Financial liabilities at fair value:	
Equity options	(5,147,822,861)
Options on futures	(1,048,049,143)
Total liabilities	**(6,195,872,004)**

As of and for the year ended June 30, 2025, the Company had no assets or liabilities classified as Level 2 or Level 3.

All equity securities are pledged to clearing brokers on terms that permit these parties to sell or repledge the securities to others, subject to certain limitations.

All securities owned and derivative assets, securities sold, not yet purchased and derivative liabilities are reflected gross by level before netting by counterparty in accordance with FASB ASC Topic 815, Derivatives and Hedging.

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

5.   Related-Party Transactions

The Company has entered into an expense sharing agreement with the Maven group, whereby trading and support services that may include employee costs, IT software and hardware, colocation, office costs,

and certain other operating expenses are predominantly paid by Maven Securities Holding Limited and Maven Securities US Limited. The Company reimburses the Group for these expenses on an ad hoc basis.

Additionally, the Company is eligible for a monthly volume rebate from the CME Group based on the combined trading volumes of the Company and Maven Europe Limited. A portion of this rebate is allocated to Maven Europe Limited, determined by the respective trading volumes of each entity. Of this balance, $56,997 is reflected in the Amounts due to group companies, net.

On the Amounts due to group companies, net interest is charged at an arm's length basis. This arrangement is part of a single master loan agreement.

During the period other Affiliates, predominantly Maven Securities Holding Limited and Maven Securities US Limited, have made payments on behalf of MGMT, which are included in the Amounts due to group companies, net.

On a monthly basis amounts due to/from Affiliates is restructured so that the counter party is Maven Securities Holding Limited.

Amounts due to group companies, net at June 30, 2025 is $73,283,102 and is wholly owed to Maven Securities Holding Limited under the master loan agreement. Loans are made and repaid between group companies through the year to support the above transactions. The Company does not guarantee any loans of Affiliates and the Affiliates do not guarantee the Company.

The following amounts were outstanding at the reporting end date:

Amounts due to related parties	**2025**
	$
Affiliates	73,283,102
	73,283,102

6. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, reference rate, or a combination of these factors. The Company primarily trades in exchange-traded derivatives which include securities and futures in the form of index options, future style options and futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded on the statement of financial condition. Generally, the brokers are governed by industry-standard agreements. These agreements set forth each party's basic rights, responsibilities, and duties. These agreements also contain information regarding financial terms and conditions, as well as termination and events of default provisions.

As the Company's trading strategies are dependent upon the existence of these agreements, the Company's clearing brokers usually have multiple specified events under which they can terminate individual transactions or the entire agreement. These events are most commonly related to trading losses during a specified period. It is not guaranteed that the counterparties will move to terminate individual transactions or entire agreements if such declines are encountered; however, it is their right to do so, which may severely impact the Company's positions. No such events have resulted in clearing brokers or counterparties exercising such right, and all of the Company's financial and other related agreements remain in effect.

Securities sold, not yet purchased represent obligations of the Company to deliver specified financial instruments, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount recognized on the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of correlated derivative financial instruments for hedging serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the derivative instruments entered into by the Company are exchange-traded contracts. For exchange-traded contracts, the clearing corporation acts in the role of counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties for specific positions. This risk is based on the extent the counterparties comply with the rules of the clearinghouses. The Company may use derivative financial instruments to manage exposure to loss from credit risk.

The Company's fair values of the derivative instruments on a gross basis by primary risk exposure as of June 30, 2025, are listed in the table below:

Maven Global Markets Trading LLP
Notes to the Financial Statements
As of June 30, 2025

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
$	$	$	$	$
Equity options (1)	Equity Price	5,297,220,097	(5,147,822,861)	149,397,236
Futures Open Trade Equity (2)	Equity Price	42,283,689	(131,663,277)	(89,379,588)
Options on Futures (1)	Equity Price	941,825,054	(1,048,049,143)	(106,224,089)
				(46,206,441)

(1) Assets are included in Financial assets at fair value and liabilities are in Financial liabilities at fair value on the statement of financial condition.
(2) Included in Due from broker, net on the statement of financial condition.

The Company offsets certain derivative assets and liabilities under netting arrangements. The following table represents derivative assets and liabilities that are offset on the statement of financial condition as of June 30, 2025:

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Futures*	42,283,689	42,283,689	-	-	-	-
	42,283,689	42,283,689	-	-	-	-

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Futures*	131,663,277	42,283,689	89,379,588	-	-	89,379,588
	131,663,277	42,283,689	89,379,588	-	-	89,379,588

*Futures contracts are included in due from broker, net on the statement of financial condition

7. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB ASC Topic 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

The maximum payouts for these contracts are limited to the amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written option positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of June 30, 2025, including those that are settled in cash, are included in Financial Liabilities at fair value on the statement of financial condition.

8. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims losses pursuant to these contracts and expects the risk of loss to be remote.

9. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. At June 30, 2025, the Company has net capital of $42,026,498 which was $41,776,498 in excess of its required minimum net capital of $250,000. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

10. Income Taxes

Maven Global Markets Trading LLP does not recognize federal or state income taxes because the partners are responsible for the tax on their share of the taxable income or loss and are entitled to any available tax credits on their income tax returns. In the event the partnership is audited by the taxing authority and assessed additional amounts due to the underpayment of tax in previous tax years, the partnership intends to make the push-out election allowed by Treasury. That election allows the partnership to notify its partners of their share of imputed underpayment amounts for inclusion in their current tax returns.

The Partnership files U.S. federal and state tax returns. No income tax returns are currently under examination. In general, the statute of limitations of the Partnership's U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership's state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

11. Regulatory and Other Contingencies

In the ordinary course of business, the Company is subject to regulatory investigations, exams and other regulatory and legal proceedings. Management cannot predict with certainty the outcome of any such pending investigations, exams, or proceedings. A substantial adverse judgment or other resolution regarding the any such investigations, exams or proceedings could have a material adverse effect on the Company's statement of financial condition. However, in the opinion of management, after consultation with legal counsel, there are no significant open matters at this time.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through the date these financial statements were issued and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statements as of June 30, 2025.